Oncolytics Biotech® Partner Adlai Nortye Advances Chinese Bridging Trial of Pelareorep-Paclitaxel Combination Treatment in Breast Cancer to Final Dosing Cohort

First two cohorts indicate pelareorep in combination with paclitaxel was well-tolerated with no new safety signals observed to date

Trial is designed to satisfy regulatory requirements and accelerate pelareorep’s development in large and rapidly growing pharmaceutical markets, including China, Hong Kong, Macau, Taiwan, Singapore, and South Korea

Final cohort’s dosing regimen is equivalent to Oncolytics’ North American phase 2 trial in metastatic breast cancer (BRACELET-1)

SAN DIEGO, CA and CALGARY, AB, March 24, 2022 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced that its partner Adlai Nortye has advanced to the third and final dose escalation cohort of the bridging clinical trial evaluating the safety, tolerability, and preliminary efficacy of pelareorep-paclitaxel combination therapy in Chinese patients with advanced or metastatic breast cancer. The trial’s first two cohorts have completed their dose escalation evaluation periods and indicated pelareorep in combination with paclitaxel was well-tolerated with no new safety signals observed to date.

The dosing regimens for the bridging trial’s second and third cohorts are equivalent to those administered in Oncolytics’ randomized North American breast cancer trials, IND-213 and BRACELET-1, respectively. In IND-213, HR+/HER2- breast cancer patients treated with pelareorep and paclitaxel showed a statistically significant, near doubling of overall survival compared to those treated with paclitaxel alone. BRACELET-1, an ongoing phase 2 study evaluating pelareorep-paclitaxel combination therapy with and without a checkpoint inhibitor, is on track for a top-line data readout in Q4 2022 that will inform the design of a registrational study in the United States. Final results from the Chinese bridging trial are expected to accelerate pelareorep’s development in territories such as China, Hong Kong, and Macau, by allowing Adlai Nortye to include data from IND-213 and BRACELET-1 in future submissions to regulators in these jurisdictions.

“The territories covered by our partnership with Adlai Nortye represent an important component of our business development strategy, as China and the other areas in which Adlai Nortye anticipates commercializing pelareorep are among the largest in the world and growing rapidly,” said Andrew de Guttadauro, President of Oncolytics Biotech U.S. and Global Head of Business Development. “With the bridging trial entering its final cohort less than six months after dosing began, Adlai is making major strides towards satisfying the regulatory criteria needed to accelerate pelareorep’s development in China. The trial also continues to generate positive safety data, which will serve us well as we collaborate with Adlai Nortye to advance pelareorep towards approval in key global markets.”

About Breast Cancer
Breast cancer is the most common cancer in women worldwide, with over two million new cases diagnosed in 2018, representing about 25 percent of all cancers in women. It is the second leading cause of death from cancer in women in America, with an estimated 42,000 deaths in the U.S. in 20201. In China, breast cancer is now estimated to be the largest subtype of cancer among women, with over 416,000 cases and over 117,000 deaths in 20202.

Breast cancer starts when cells in the breast begin to grow out of control. These cells usually form a tumor that can often be seen on an x-ray or felt as a lump. The malignant tumor (cancer) gets worse when the cells grow into (invade) surrounding tissues or spread (metastasize) to distant areas of the body.

About Adlai Nortye
Adlai Nortye is a clinical-stage biopharmaceutical company focused on the development of innovative cancer therapies, with its R&D centers in both China and the U.S. With a strategic emphasis on oncology, the Company has built a global pipeline through collaborations and internal discovery with more than 10 drug candidates in development. Currently, four of them are being investigated in multiple clinical trials, including (i) Buparlisib(AN2025) which received the FDA Fast-Track designation and was in a global Phase III clinical trial; (ii) Pelareorep (AN1004), an intravenously delivered oncolytic virus which received the FDA Fast-Track designation and have completed a phase II clinical trial; (iii) Palupiprant (AN0025), an oral EP4 antagonist which has completed Phase Ib trial in a neoadjuvant setting in localized advanced rectal cancer and is undergoing Phase Ib trial in combination with Keytruda® in patients with multiple solid tumors; and (iv) AN4005, an orally available, small molecule PD-L1 inhibitor which was currently in Phase Ia trial that was shown to functionally overcome the inhibition derived from PD-1/L1 interaction in reporter- and human PBMC (hPBMC)-based cellular assays. In addition, Adlai Nortye also completed the first patient dosing for its Phase I clinical trial in collaboration with Roche to evaluate the triple combination of AN2025, AN0025 and Tecentriq® (PD-L1 inhibitor) for a variety of PIK3CA mutant solid tumors in September 2021 in the U.S.

Adlai Nortye has assembled an experienced management team, built its proprietary immuno-oncology platforms and partnered with multiple top pharmaceutical companies to promote innovation. Adlai Nortye is committed to becoming an innovative biopharmaceutical company with global vision and strives to benefit patients worldwide. The mission of the Company is to transform deadly cancer into a chronic and eventually a curable disease. For more information, please visit: www.adlainortye.com.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards a registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

References
1."Breast Cancer Statistics and Resources." Breast Cancer Research Foundation. https://www.bcrf.org/breast-cancer-statistics-and-resources
2. Cao, Wei, et al; Changing profiles of cancer burden worldwide and in China: a secondary analysis of the global cancer statistics 2020, Chinese Medical Journal: April 5, 2021 - Volume 134 - Issue 7 - p 783-791. doi:10.1097/CM9.0000000000001474;
https://journals.lww.com/cmj/Fulltext/2021/04050/Changing_profiles_of_cancer_burden_worldwide_and.5.aspx

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and benefits of pelareorep as a cancer therapeutic; Oncolytics' expectations as to the purpose, design, outcomes and benefits of its current or pending clinical trials involving pelareorep; including management’s belief that the BRACELET-1 study is on track for a top-line data readout in Q4 2022 that will inform the design of a registrational study in the United States; management’s expectation that final results from the Chinese bridging trial are expected to accelerate pelareorep’s development in territories such as China, Hong Kong, and Macau, by allowing Adlai as China and the areas in which Adlai Nortye anticipates commercializing pelareorep to include data from IND-213 and BRACELET-1 in future submissions to regulators in these jurisdictions; management’s beliefs as to the rapid growth in the areas in which Adlai Nortye anticipates commercializing pelareorep; management’s belief that the Company is making major strides towards satisfying the regulatory criteria needed to accelerate pelareorep’s development in China and the other areas in which Adlai anticipates commercializing pelareorep; our plans to advance towards a registration study in metastatic breast cancer; and other statements related to anticipated developments in Oncolytics' business and technologies; our plans to advance towards a registration study in metastatic breast cancer; and other statements related to anticipated developments in Oncolytics' business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com